consolidated balance sheets

	June 30,2007	December 31, 2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$5,492,729	$1,672,847
Restricted cash	2,549,366	2,160,495
Accounts receivable, net of allowance of $414,642 (2006 - $936,731)	2,739,617	5,785,954
Prepayments and deposits	472,975	599,963
Total current assets	11,254,687	10,219,259
Capital assets - net (note 6)	846,988	906,094
Intangible assets - net (note 7)	3,503,912	3,421,717
	$15,605,587	$14,547,070
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$-	$1,000,000
Accounts payable and accrued liabilities (note 12)	3,804,811	4,046,022
Deferred revenue	2,841,720	4,478,026
Deferred tax	277,829	174,400
Current portion of other long-term liabilities	-	30,467
Total current liabilities	6,924,360	9,728,915

Contingent liabilities (note 10)
Going concern (note 2)
Shareholders' equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 50,557,957 (2006 - 46,688,624) issued and outstanding	114,926,793	110,635,085
Additional paid-in capital	3,306,690	3,101,201
Warrants	1,403,160	-
Accumulated deficit	(110,751,045)	(108,575,499)
Accumulated other comprehensive loss	(204,371)	(342,632)
	8,681,227	4,818,155
	$15,605,587	$14,547,070
See accompanying notes to unaudited consolidated financial statements.

  20         Second Quarter Interim Report

consolidated statements of loss

	Three Months Ended June 30,		Six Months Ended June 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Revenue	$3,489,416	$2,683,912	$6,120,426	$5,825,798
Cost of sales	65,906	91,041	103,236	184,228
Gross margin	3,423,510	2,592,871	6,017,190	5,641,570

Operating expenses

Selling general and administrative	(3,057,368)	(3,032,693)	(5,739,488)	(5,485,319)
Litigation and legal (note 10)	(437,078)	(826,178)	(871,538)	(1,681,602)
Product research and development	(551,964)	(1,142,697)	(1,067,856)	(2,119,661)
Depreciation and amortization	(439,937)	(353,107)	(912,970)	(666,829)
Operating loss from continuing operations	(1,062,837)	(2,761,804)	(2,574,662)	(4,311,841)
Interest on capital lease obligation	-	(191)	(43)	(527)
Other interest expense	(538)	(12)	(2,814)	(54)
Interest and other income	79,980	70,500	112,215	166,429
Loss from continuing operations before undernoted	(983,395)	(2,691,507)	(2,465,304)	(4,145,993)
Recovery of impaired note receivable	130,931	-	130,931	-
Income taxes (note 9)	(334,829)	(163,196)	(473,774)	(533,510)
Loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Discontinued operations (note 5)	-	(176,366)	-	(636,087)
Gain on disposal of discontinued operations (note 4)	-	-	632,601	-
Net loss	$(1,187,293)	$(3,031,069)	$(2,175,546)	$(5,315,590)
Basic and diluted loss per share from continuing operations (note 12)	$(0.02)	$(0.06)	$(0.06)	$(0.10)
Basic and diluted gain (loss) per share from discontinued operations (note 5 & 12)	$0.00	$(0.01)	$0.01	$(0.01)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.07)	$(0.05)	$(0.11)
Weighted average common shares - basic and diluted	50,542,579	46,368,622	47,358,258	46,320,860
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130
See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007          21

consolidated statements of cash flow

	Three Months Ended June 30,		Six Months Ended June 30,
All amounts in United States of America dollars except share amounts)
(unaudited)	2007	2006	2007	2006
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Items not affecting cash:
Loss on dispositions of capital assets	-	959	-	3,091
Depreciation and amortization	448,000	359,699	926,118	680,212
Stock compensation expense	163,757	390,795	272,630	486,106
Recovery of impaired note receivable	(130,931)	-	(130,931)	-
Decrease (increase) in non-cash working capital
Accounts receivable	(938,673)	699,539	3,046,337	925,745
Work-in-progress and inventory	-	(827)	-	(827)
Prepayments and deposits	(141,173)	(302,887)	126,988	(172,154)
Accounts payable and accrued liabilities	(379,747)	235,045	(241,211)	(152,507)
Deferred revenue	(555,372)	(661,713)	(1,636,306)	(1,210,572)
Deferred tax	138,884	-	103,429	-
Cash flow used in operating activities	(2,582,548)	(2,134,093)	(341,093)	(4,120,409)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	-	-	5,533,644	-
Proceeds from exercise of stock options	-	-	94,083	-
Payment of bank indebtedness	-	-	(1,000,000)	-
Payment of capital lease obligations	-	(981)	(1,833)	(4,841)
Cash flow from (used in) financing activities	-	(981)	4,625,894	(4,841)
Cash flow from (used in) investing activities:
Purchase of capital assets	(53,046)	(162,960)	(120,755)	(224,198)
Software development costs	(347,003)	(422,279)	(761,771)	(775,249)
Other deferred costs	(14,451)	(11,633)	(28,634)	(26,287)
Note receivable from related party	-	-	-	(125,000)
Recovery of impaired note receivable	130,931	-	130,931	-
Changes in restricted cash	(65,212)	(280,942)	(388,871)	(1,099,583)
Cash flow used in investing activities	(348,781)	(877,814)	(1,169,100)	(2,250,317)
Cash flow from (used in) discontinued operations (note 5):
Operating activities	-	-	-	(131,445)
Financing activities	-	-	-	(106,650)
Investing activities	326,347	-	632,601	(145,780)
Cash flow from (used in) discontinued operations	326,347	-	632,601	(383,875)
Effect of foreign exchange rate changes on cash and cash equivalents	46,664	(29,548)	71,580	(47,312)
Net cash inflow (outflow)	(2,558,318)	(3,042,436)	3,819,882	(6,806,754)
Cash and cash equivalents, beginning of period	8,051,047	7,745,003	1,672,847	11,509,321
Cash and cash equivalents, end of period	$5,492,729	$4,702,567	$5,492,729	$4,702,567

Components of cash and cash equivalents
Cash	$2,404,661	$1,308,154	$2,404,661	$1,308,154
Cash equivalents	$3,088,068	$3,394,413	$3,088,068	$3,394,413
Supplemental cash flow information
Cash paid for interest	$538	$203	$2,857	$581
Cash paid for income taxes	$400,646	$206,586	$460,167	$384,421
See accompanying notes to unaudited consolidated financial statements.

  22         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.

Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.

Going Concern Basis of Presentation

As at June 30, 2007, the company had an accumulated deficit of $110,751,045 and incurred a loss of $2,808,147 from continuing operations and used cash in operating activities of $341,093 for the six month period ended June 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company intends to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644. In the first half of 2007 compared to the first half of 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.

Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Other comprehensive income (loss)
Foreign currency gain	$314,408	$171,177	$138,261	$336,184
Other comprehensive income	314,408	171,177	138,261	336,184
Net loss for the period	(1,187,293)	(3,031,069)	(2,175,546)	(5,315,590)
Comprehensive net loss for the period	$(872,885)	$(2,859,892)	$(2,037,285)	$(4,979,406)

Zi Corporation 2007          23

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or Restricted Stock Units ("RSUs").

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), "Share Based Payment", ("SFAS No. 123(R)"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (for example, stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company's common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life and expected forfeiture rate of the options is based on the Company's historical experience for various categories of employees receiving stock option grants. The Company accounts for RSUs in accordance with SFAS No. 123(R), and records the fair value of the RSUs equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

A new stock-based compensation plan was approved by shareholders on July 26, 2007 (see note 8).

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Corporation's financial position or results of operation (see note 9).

Restricted cash

At June 30, 2007, the Company held the U.S. dollar equivalent of $2,549,366 (December 31, 2006 - $2,160,495) in Renminbi through one of its Chinese subsidiaries Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi"). Due to Peoples Republic of China ("PRC") government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-today operations of the Company's various Chinese subsidiaries and are not currently fully available to fund the non-Chinese operations of the Company. Huayu Zi continues to be profitable and is expected to have a surplus balance within the year. Once Huayu Zi achieves a surplus balance, a portion of the restricted cash will be available to fund non-Chinese operations through payment of dividends. If Huayu Zi continues to be profitable, the entire cash balance may become non-restricted.

At June 30, 2007 and December 31, 2006, the Company has classified these funds as restricted.

Recent accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 in the fourth quarter of fiscal 2006. The adoption of SAB 108 has not had a significant impact on the Company's consolidated operations and financial condition.

  24         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company's consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants that were issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at June 30, 2007. However, the Company did in previous years have warrants that meet this definition. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.

Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of $632,601. There were no contingent considerations or performance criteria in the sale agreement.

The Company's proportionate share of the loss from Archer's operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007; therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the six month period ended June 30, 2007 (see note 5).

5.

Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company's Board of Directors on March 22, 2007 (see note 4). Because the Company's management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer had been included in the Company's consolidated operating loss for the three month and six month periods ended June 30, 2006. As the Company no longer carries on any related business activities, for the three and six month periods ended June 30, 2006 Archer's operating results have been reclassified to discontinued operations.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenue	$-	$-	$-	$555,523
Cost of sales	-	-	-	(22,696)
Operating expenses	-	-	-	(932,678)
Interest income	-	-	-	9,032
Equity interest in significantly influenced company	-	(176,366)	-	(245,268)
Gain on disposal of discontinued operations	-	-	632,601	-
Net income (loss)	$-	$(176,366)	$632,601	$(636,087)

Zi Corporation 2007          25

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company's proportionate share of the loss from Archer's operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Archer issued additional share capital which reduced the Company's proportionate share ownership in Archer below 50% prior to March 31, 2006. Accordingly, Archer was deconsolidated on February 28, 2006 and accounted for under the equity method thereon.

Prior to the completion of the sale, Archer's operating results had been categorized as the Company's e-Learning business segment. Through the Company's discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

6.

Capital Assets

	Cost	Accumulated amortization	Net book value
June 30, 2007
Computer and office equipment	$3,466,790	$2,641,472	$825,318
Leasehold improvements	610,055	588,385	21,670
	$4,076,845	$3,229,857	$846,988
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7. Intangible Assets
	Cost	Accumulated amortization	Net book value
June 30, 2007
Patents	$1,802,013	$739,669	$1,062,344
Trademarks	73,150	16,625	56,525
Customer agreements	193,447	105,516	87,931
Software development costs	12,493,348	10,196,236	2,297,112
	$14,561,958	$11,058,046	$3,503,912
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

During the three and six month periods ended June 30, 2007, $347,003 and $761,771 (June 30, 2006 - $422,279 and $775,249), respectively, of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended June 30, 2007 includes $298,823 of amortization of deferred software development costs and $42,149 and $10,507, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2006 - $189,528, $39,872 and $9,742, respectively). Amortization for the six month period ended June 30, 2007, includes $633,199 of amortization of deferred software development costs and $83,134 and $20,800, respectively, of amortization of patents and trademarks and customer agreements (June 30, 2006 - $361,575, $78,213 and $19,024, respectively).

  26         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,263,628
2008	961,569
2009	455,473
2010	138,260
2011	130,536
Total	$2,949,466

8.

Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consisted of one share of the Company's stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company's stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As at June 30, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement were subject to statutory restrictions on resale, including hold periods. The Company was required to register the shares for resale in the United States with the Securities and Exchange Commission. The registration became effective on May 30, 2007.

Stock-based compensation

At June 30, 2007, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSUs may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSUs are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three and six months ended June 30, 2007, nil and 55,000, respectively, stock options were exercised for proceeds of nil and $94,083. In the same two periods in 2006, nil and nil, respectively, stock options were exercised. During the three and six months ended June 30, 2007, 66,700 and 788,700, respectively, stock options were granted by the Company (June 30, 2006 - 1,094,000 and 1,123,000, respectively). As at June 30, 2007 and December 31, 2006, the Company has a total of 3,725,450 and 3,950,000 outstanding options, respectively, which expire over a period of one to five years.

During the three and six months ended June 30, 2007, 24,991 and 37,486, respectively, RSUs were exercised (June 30, 2006, 403,562 and 403,562, respectively), for proceeds of nil and nil, respectively. In the three and six month periods ended June 30, 2007, nil and nil, respectively, RSUs were granted by the Company (June 30, 2006, 87,468 and 87,468, respectively). As at June 30, 2007 and December 31, 2006, nil and 49,983 RSUs, respectively, were outstanding. The RSUs vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria attached and at no cost to the grantee.

Zi Corporation 2007          27

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSUs. At June 30, 2007, the Company had 1,149,743 common shares and 12,495 RSUs (December 31, 2006 - 1,035,619 common shares and nil RSUs) remaining reserved for possible future allocation under the plan.

On July 26, 2007, the shareholders approved a new stock-based compensation plan ("2007 Plan"), which replaces and supercedes the previous stock-based compensation plans. The 2007 Plan provides that stock options, restricted stock awards (in the case of participants subject to taxation in the United States) and restricted stock unit awards (in the case of participants subject to taxation in Canada) may be granted by the Corporation to officers, directors, employees and service providers of the Corporation, or of any affiliate or subsidiary of the Corporation from time to time up to a maximum of fifteen (15%) percent of the Corporation's issued capital. The number of the common shares which may be reserved specifically for issuance in respect of Restricted Stock Awards ("RSAs") and Restricted Stock Unit Awards shall not exceed 7,583,693 common shares. Any expiration, cancellation or exercise of stock options pursuant to the provisions of the 2007 Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis. Any expiration or cancellation of RSAs and RSUs become available for re-granting by the Company. Any increase in the issued and outstanding common shares will result in an increase in the maximum number of common shares reserved for issuance under the 2007 Plan. As at July 26, 2007, the 2007 Plan approval date, the Corporation had 50,557,957 common shares issued and outstanding. Accordingly, 7,583,693 common shares may be reserved for issuance under the 2007 Plan as at that date. The 2007 Plan is required to be re-approved by shareholders every 3 years.

Options, RSAs and RSUs awarded under the 2007 Plan may be subject to performance criteria before vesting. Share compensation expense is recorded if the performance criterion is more likely than not to be achieved. Share compensation expense is not recorded if the performance criterion is unlikely to be achieved.

Compensation expense related to stock options, RSAs and RSUs are based on the fair value of the underlying shares on the date of grant. Compensation expense related to stock options, RSAs and RSUs granted pursuant to the stock-based compensation plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Risk free interest rate	4.64%-4.65%	3.89%-4.23%
Expected term in years	3.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	61%	92%
Expected volatility	92% to 106%	78% to 102%

	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
Risk free interest rate	3.94% - 4.65%	3.89% - 4.23%
Expected term in years	1.0-4.0	1.0-4.0
Expected dividend yield	0%	0%
Weighted average volatility	85%	92%
Expected volatility	89% to 106%	78% to 102%

  28         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock option, RSU activity and related information for the three and six months ended June 30, 2007 are as follows:
Three months ended June 30, 2007	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,703,075	$2.38
Granted	66,700	1.11
Exercised	(24,991)	-
Forfeited	-	-
Expired	(19,334)	(2.13)
Outstanding, end of period	3,725,450	$2.58	3.06 Years	$79,219
Exercisable, end of period	2,671,150	$2.94	4.34 Years	$-
Weighted-average fair value of stock options granted during the period				$0.56

Three months ended June 30, 2006	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,900,737	$3.56
Granted	1,181,468	1.65
Exercised	(403,562)	-
Forfeited	(46,958)	(3.89)
Expired	(219,167)	(7.21)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.12

Six months ended June 30, 2007	Shares under options and RSU's	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding, beginning of period	3,999,982	$2.49
Granted	788,700	1.88
Exercised	(92,486)	(1.05)
Forfeited	(666)	(2.48)
Expired	(970,080)	(2.68)
Outstanding, end of period	3,725,450	$2.58	3.06 Years	$79,219
Exercisable, end of period	2,671,150	$2.94	4.34 Years	$-
Weighted-average fair value of stock options granted during the period				$1.00

Zi Corporation 2007          29

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
Six months ended June 30, 2006	and RSU's	exercise price	contractual life	intrinsic value
Outstanding, beginning of period	4,106,487	$3.82
Granted	1,210,468	1.62
Exercised	(403,562)	-
Forfeited	(49,208)	(3.83)
Expired	(451,667)	(7.49)
Outstanding, end of period	4,412,518	$3.23	3.01 Years	$76,295
Exercisable, end of period	3,330,144	$3.65	2.52 Years	$76,295
Weighted-average fair value of stock options granted during the period				$1.09

A summary of the status of the Company's unvested options as of June 30 2007 and 2006, and changes during the three month periods then ended is presented below:

Three months ended June 30,	2007		2006
		Weighted average		Weighted average
	Shares under options	grant date	Shares	grant date
		fair value	under options	fair value
Unvested, beginning of period	1,062,333	$0.93	139,833	$1.96
Granted	66,700	0.56	1,181,468	1.12
Vested	(74,733)	(1.15)	(236,427)	(1.37)
Forfeited	-	-	(2,500)	(1.08)
Unvested, end of period	1,054,300	$0.97	1,082,374	$1.17

Six months ended June 30,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value
Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	788,700	1.00	1,210,468	1.09
Vested	(138,233)	(1.12)	(241,760)	(1.32)
Forfeited	(666)	(1.25)	(2,500)	(1.08)
Unvested, end of period	1,054,300	$0.97	1,082,374	$1.17

  30         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company's consolidated statement of loss was as follows:

Three month period ended June 30,	2007	2006
Selling general and administration	$152,049	$277,647
Product research and development	11,708	113,148
Total stock-based compensation expense	$163,757	$390,795

Six month period ended June 30,	2007	2006
Selling general and administration	$249,078	$305,034
Product research and development	23,552	181,072
Total stock-based compensation expense	$272,630	$486,106

As of June 30, 2007, there was $643,992 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.59 years. The total fair value of shares vested during the three and six months ended June 30, 2007 was $85,954 and $154,416, respectively.

9.

Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company's beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As a January 1, 2007 and June 30, 2007, the Company did not have any unrecognized tax benefits.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of the Company's international transfer pricing policies and procedures and documentation for 2002 and 2003 in the second quarter 2006. The Company prepared a submission for the 2002 and 2003 taxation years, which was submitted to CRA on July 10, 2007. The examination of the submission is still on going and is not expected to be completed until the end of 2008; however, CRA is expected to provide its initial review comments by the end of third quarter 2007. The ultimate resolution of this matter is uncertain and a range of possible outcomes cannot be determined as of June 30, 2007. Once a possible range of outcomes can be reasonably determined and is more-likely-than-not to be incurred, the Company will report its tax position. The Company will continue to monitor the progress of the examination and record an adjustment when such adjustment, if any, can be reasonably estimated and is more-likely-than-not to occur.

For the three month period ended June 30, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having tax losses available from prior years. The Company has included for the three and six month periods ended June 30, 2007 income tax expense of $334,829 and $474,774, respectively (for the three and six month periods ended June 30, 2006 - $163,196 and $533,510, respectively). The Company recognizes any interest accrued and penalties incurred related to unrecognized tax benefits in income tax expense. During the three months ended June 30, 2007 and 2006, there was no such interest or penalty.

As of June 30, 2007, and December 31, 2006, the company recorded deferred taxes of $277,829 and $174,400, respectively. Deferred taxes result from differences in tax reporting with the Company's Chinese operations. The Chinese tax authorities require the Company's Chinese operations to report earnings under PRC GAAP, which differs from U.S. GAAP. Accordingly, deferred taxes are recorded when the Company's Chinese operations are adjusted to U.S. GAAP.

Zi Corporation 2007          31

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

10.

Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 (‘112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company's principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company's efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

While the company is not a defendant, the validity of the Company's licensed software was legally challenged in the UT filed federal lawsuit. In order to defend the legitimacy of the licensed software and maintain the relationships with the licensees, the Company made the business decision to actively participate in the costs of the legal defense.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The plaintiff has filed an appeal.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the "Receiver") to settle any and all outstanding claims and issues among the Receiver, the Lancer Entities and the Company subject to certain conditions. On April 10, 2007, the settlement agreement became fully effective. Pursuant to the settlement agreement, the parties agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger resigned as a director of the Company. He was replaced as a director by George Tai of Calgary, Alberta.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.

Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" - software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper - naturally and efficiently - in a broad range of languages. Revenues are reported under the contracting Zi subsidiary's country of residence.

Other operating expenses include unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

  32         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company's primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic locations in which these subsidiaries reside:

Three months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Zi Technology	$3,489,416	$407,763	$282,786	$2,715,754	$83,113
Corporate	-	40,237	-		(1,145,950)
Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931
Loss before income taxes					$(852,464)
2006
Zi Technology	$2,683,912	$317,320	$179,421	$3,941,625	$(1,754,454)
Corporate	-	42,379	-	964,971	(1,007,350)
Total	$2,683,912	$359,699	$179,421	$4,906,596	$(2,761,804)
Interest expense and interest and other income					70,297
Loss before income taxes					$(2,691,507)

Six months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit loss), before interest and other income
2007
Zi Technology	$6,120,426	$848,678	$393,380	$5,421,454	$(543,086)
Corporate	-	77,440	-	1,954,136	(2,031,576)
Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931
Loss before income taxes					$ (2,334,373)
2006
Zi Technology	$5,825,798	$587,441	$337,762	$7,208,894	$(2,308,299)
Corporate	-	92,771	-	1,910,771	(2,003,542)
Total	$5,825,798	$680,212	$337,762	$9,119,665	$(4,311,841)
Interest expense and interest and other income					165,848
Loss before income taxes					$(4,145,993)

	June 30, 2007			December 31, 2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Zi Technology	$4,165,094	$6,941,354	$11,106,448	$4,094,355	$9,520,898	$13,615,253
Corporate	185,806	4,313,333	4,499,139	233,456	698,361	931,817
Total	$4,350,900	$11,254,687	$15,605,587	$4,327,811	$10,219,259	$14,547,070

Zi Corporation 2007         33

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

Three months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Canada	$1,354,716	$379,128	$-	$2,252,703	$(1,277,115)
China	1,889,347	20,013	282,786	727,454	859,094
USA	124,880	1,573	-	466,199	(342,892)
Sweden	120,473	44,887	-	369,945	(294,359)
Other	-	2,399	-	5,166	(7,565)
Total	$3,489,416	$448,000	$282,786	$3,821,467	$(1,062,837)
Interest expense and interest and other income					79,442
Note receivable recovery					130,931
Loss before income taxes					$(852,464)
2006
Canada	$1,217,150	$272,698	$-	$2,990,586	$(2,046,134)
China	1,158,054	40,209	179,421	777,819	160,605
USA	244,299	1,548	-	804,892	(562,141)
Sweden	64,409	41,645	-	318,085	(295,321)
Other	-	3,599	-	15,214	(18,813)
Total	$2,683,912	$359,699	$179,421	$4,906,596	$(2,761,804)
Interest expense and interest and other income					70,297
Loss before income taxes					$(2,691,507)

Six months ended June 30,	Revenue	Amortization	VAT	Other operating expenses	Operating profit (loss), before interest and other income
2007
Canada	$2,448,353	$787,779	$-	$4,348,967	$(2,688,393)
China	3,040,493	40,063	393,380	1,455,465	1,151,585
USA	385,633	3,269	-	836,535	(454,171)
Sweden	245,947	89,009	-	707,491	(550,553)
Other	-	5,998	-	27,132	(33,130)
Total	$6,120,426	$926,118	$393,380	$7,375,590	$(2,574,662)
Interest expense and interest and other income					109,358
Note receivable recovery					130,931
Loss before income taxes					$(2,334,373)
2006
Canada	$2,830,692	$533,200	$-	$5,893,622	$(3,596,130)
China	2,401,804	55,496	337,762	1,285,112	723,434
USA	450,142	3,111	-	1,259,094	(812,063)
Sweden	143,160	81,207	-	632,019	(570,066)
Other	-	7,198	-	49,818	(57,016)
Total	$5,825,798	$680,212	$337,762	$9,119,665	$(4,311,841)
Interest expense and interest and other income					165,848
Loss before income taxes					$(4,145,993)

  34         Second Quarter Interim Report

notes to the consolidated financial statements
For the three and six months ended June 30, 2007 and 2006
(All amounts expressed in United States of America dollars except share amounts) (unaudited)

	June 30, 2007			December 31, 2006
	Capital and intangible assets	Other assets	Identifiable assets	Capital and intangible assets	Other assets	Identifiable assets
Canada	2,967,700	5,165,830	8,133,530	2,803,787	4,637,029	7,440,816
China	216,308	5,542,240	5,758,548	192,608	5,059,157	5,251,765
USA	19,925	235,793	255,718	23,193	246,866	270,059
Sweden	$1,146,967	$307,525	$1,454,492	$1,229,044	$258,745	$1,487,789
Other	-	3,299	3,299	79,179	17,462	96,641
Total	$4,350,900	$11,254,687	$15,605,587	$4,327,811	$10,219,259	$14,547,070

12. Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	June 30, 2007	December 31, 2006
Trade accounts payable	$1,209,042	$1,174,585
Compensation	1,109,366	1,285,652
Withholding tax and income taxes payable	905,386	876,546
Accounting and other compliance	377,340	315,641
Other accrued liabilities	105,537	66,550
Litigation and legal	98,140	327,048
Total	$3,804,811	$4,046,022

Loss per share

For the three and six months ended June 30, 2007, all stock options, RSUs and warrants in the amount of 5,434,982 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (June 30, 2006 - 4,770,900).

13.

Subsequent Events

On July 26, 2007, the Company granted to directors 175,000 stock options with a Black Scholes fair value of $0.59 per share option under the Company's stock option plans. The value of those shares options, aggregating $103,250 will be amortized over the 12-month vesting period.

On August 10, 2007, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company was not currently in compliance with the stockholders' equity, market value of publicly held shares and total asset and revenue requirements for continued listing on The Nasdaq Global Market as set forth in Nasdaq Marketplace Rules 4450(a)(3), 4450(b)(1)(A) and 4450(b)(1)(B). In accordance with Nasdaq rules, the Company has been provided 30 calendar days, or until September 10, 2007, to regain compliance with the continued listing requirements of The Nasdaq Global Market. In the event the Company is unable to meet the continued listing requirements of The Nasdaq Global Market on or before September 10, 2007, the Company intends to apply to transfer its listing to The Nasdaq Capital Market, the continued listing requirements of which are less stringent than The Nasdaq Global Market. The general consequence of not meeting Nasdaq's continued listing requirements is delisting from Nasdaq.

14.

Reclassification

Certain amounts have been reclassified to conform with the presentation adopted in the current period.

Zi Corporation 2007         35